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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*


                          ELEXSYS INTERNATIONAL, INC.
                                (Name of Issuer)


                         Common Stock, $1.00 Par Value
                         (Title of Class of Securities)


                                    25302610
                                 (CUSIP Number)

                              James R. Jones, Esq.
                    Cooley Godward Castro Huddleson & Tatum
                   Five Palo Alto Square, 3000 El Camino Real
                        Palo Alto, California 94306-2155
                                 (415) 843-5000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 31, 1995
                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

     Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------------------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 25302610                                     13D

    1       NAME OF REPORTING PERSONS                                           Milan Mandaric
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)__ (b)__
    3       SEC USE ONLY
    4       SOURCE OF FUNDS                                                     PF
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                                  ___
    6       CITIZENSHIP OR PLACE OF ORGANIZATION                                United States of America

                                 7     SOLE VOTING POWER                        4,000,000 shares
           NUMBER
             OF
           SHARES
        BENEFICIALLY
          OWNED BY
         REPORTING
           PERSON
            WITH
                                 8     SHARED VOTING POWER                      0 shares
                                 9     SOLE DISPOSITIVE POWER                   4,000,000 shares
                                10     SHARED DISPOSITIVE POWER                 0 shares

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        4,000,000

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES __

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                    48.0%
    14      TYPE OF REPORTING PERSON                                            IN


     This Amendment amends the Schedule 13D filed by me with the Commission on or about January 20, 1994, as amended by Amendment No. 1 filed on or about April 13, 1994, Amendment No. 2 filed on or about April 14, 1994, Amendment No. 3 filed on or about May 9, 1994, Amendment No. 4 filed on or about June 9, 1994, Amendment No. 5 filed on or about June 18, 1994, Amendment No. 6 filed on or about June 30, 1994, Amendment No. 7 filed on or about July 8, 1994 and Amendment No. 8 filed on or about February 24, 1995 (the "Schedule 13D"). Since the last filing the Issuer has changed it's corporate name from Diceon Electronics, Inc. to Elexsys International, Inc. All references to the Issuer in the Schedule 13D now refer to Elexsys International, Inc. Pursuant to the requirements of Rule 101(a)(2)(ii) of Regulation S-T, this Amendment restates the entire text of the Schedule 13D, as heretofore and hereby amended.

Item 1.  Security and Issuer.

     This statement relates to the Common Stock, $1.00 par value (the "Common Stock"), of Elexsys International, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 18522 Von Karman Avenue, Irvine, California 92715.

Item 2.  Identity and Background.

     My principal employment is with Senses International ("Senses"), a manufacturer of printed circuit boards. I serve as Chairman of the Board and President of the Issuer and am a U.S. citizen. My business address is 1188 Bordeaux Drive, Sunnyvale, California 94089.

     During the last five years, I have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor have I been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which I am or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

     The amount of the funds used to purchase 400,000 shares of Common Stock in the open market reported as beneficially owned in Item 5 hereof was approximately $263,250. Another 3,200,000 shares of Common Stock were acquired in exchange for $16,000,000 in original face amount of the Issuer's 5.5 percent convertible subordinated debentures (all 5.5 percent convertible subordinated debentures being referred to herein as the "Convertible Debentures") pursuant to a Securities Exchange Agreement with the Issuer dated as of June 7, 1994, as amended on June 30, 1994 (the "Agreement"). This transaction was reported on Amendment No. 6 to Schedule 13D filed on or about June 30, 1994 and the
Agreement was filed as an exhibit thereto. The amount of the funds used to acquire the $16,000,000 in original face amount of Convertible Debentures was $5,309,779. In addition, pursuant to a second Securities Exchange Agreement with the Issuer dated as of March 29, 1995 (the "Second Agreement"), 400,000 shares of Common Stock were acquired in exchange for $4,000,000 in original face amount of the Issuer's Convertible Debentures. The amount of funds used to acquire the $4,000,000 in original face amount of Convertible Debentures was $2,159,444. The funds used in all such acquisitions were my personal funds.

Item 4.  Purpose of the Transaction.

     Pursuant to the Agreement, an aggregate of $16,000,000 in face amount of Convertible Debentures were exchanged for 3,200,000 newly issued shares of Common Stock of the Issuer. In addition, the Issuer has paid to me an amount equal to accrued but unpaid interest on the Convertible Debentures exchanged through the closing date of the Agreement in cash and has reimbursed me for my expenses of the transaction in the amount of $50,000.

     Pursuant to the Second Agreement, an aggregate of $4,000,000 in face amount Convertible Debentures were exchanged for 400,000 newly issued shares of Common Stock of the Issuer. In addition, the Issuer has paid to me an amount equal to accrued but unpaid interest on the Convertible Debentures exchanged through the closing date of the Second Agreement in cash.

     Pursuant to the Agreement, upon the closing, I became a director and Chairman of the Board of the Issuer, and my designee, Charles H. Handley, became a director. Subsequently, I became President of the Issuer. Stephen Mansfield resigned as a director of the Issuer, effective upon such closing.

     I acquired the shares of Common Stock because I believe they represent an opportunity for an attractive return on the funds invested. I will continue to consider other alternatives for maximizing the return on the funds invested.

     I reserve the right to take such action with respect to my investment in the Issuer as I may determine. Subject to applicable legal requirements, I may purchase additional shares of Common Stock and/or Convertible Debentures from time to time in open market or in private transactions, depending on my evaluation of the Issuer's business, prospects and financial condition, the markets for the Common Stock and the Convertible Debentures, other developments concerning the Issuer, other opportunities available to me, and general, economic, money and stock market conditions. In addition, depending upon the factors referred to above, I may dispose of all or a portion of my shares of Common Stock and my Convertible Debentures at any time.

     Other than as described in this Item 4, I do not have any plan or proposal relating to, or that would result in, any event described in (a)-(j) of the instruction for this Item 4.

Item 5.  Interest in Securities of the Issuer.

     I am the beneficial owner of 4,000,000 shares of Common Stock. I beneficially own approximately 48.0% of the outstanding Common Stock. I have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all Common Stock so beneficially owned.

     I acquired 400,000 shares of Common Stock and all of such Convertible Debentures through brokers in open market transactions. I acquired 3,200,000 shares of Common Stock in a private transaction pursuant to the Agreement. I acquired 400,000 shares of Common Stock in a private transaction pursuant to the Second Agreement on March 31, 1995.

     The 400,000 shares acquired pursuant to the Second Agreement were acquired in exchange for $4,000,000 in original face amount of Convertible Debentures, for which I paid $2,159,444. Based upon the price paid for the Convertible Debentures, the price per share of Common Stock received was $5.3986.

Item 6. Contracts, Arrangements, Understanding or Relationships with respect to Securities of the Issuer.

     See Item 4 for a description of the Agreement and the Second Agreement. See
Item 7 for exhibit references to the Agreement and the Second Agreement.

Item 7.  Material to Be Filed as Exhibits.

     Exhibit 7.1: Securities Exchange Agreement dated as of June 7, 1994 by and between Diceon Electronics, Inc. and Milan Mandaric (included as an exhibit to Amendment No. 4 to the Schedule 13D filed on or about June 9, 1994)

     Exhibit 7.2: First Amendment to Securities Exchange Agreement dated as of June 30, 1994 by and between Diceon Electronics, Inc. and Milan Mandaric (included as an exhibit to Amendment No. 6 to the Schedule 13D filed on or about June 30, 1994)

     Exhibit 7.3: Second Securities Exchange Agreement dated as of March 29, 1995 by and between Elexsys International Inc. and Milan Mandaric (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer with the Commission on April 4, 1995.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

September 25, 1995


                                                              /s/ Milan Mandaric
                                                              ------------------
                                                              MILAN MANDARIC